UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.      )*

Under the Securities Exchange Act of 1934

CARGURUS, INC.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

141788109

(CUSIP NUMBER)

Anastasios Parafestas

One Joy Street

Boston, Massachusetts 02108

(617) 720-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Anastasios Parafestas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 300,000 (1)
	6	shared voting power 24,322,731 (2)
	7	sole dispositive power 300,000 (1)
	8	shared dispositive power 24,322,731 (2)
9	aggregate amount beneficially owned by each reporting person 24,622,731 (1)(2)
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☒
11	percent of class represented by amount in row (9) 31.5% (3)
12	type of reporting person (See Instructions) IN

(1)	Consists of 100,000 shares of Class A common stock and 200,000 shares of Class B common stock, which is convertible on a one-to-one basis into shares of Class A common stock at any time at the election of Mr. Parafestas, held directly by Mr. Parafestas.
(2)

Consists of (i) 13,708,219 shares of Class A common stock held directly by Argonaut 22 LLC, (ii) 4,126,007 shares of Class A common stock held directly by Promerica Capital LLC, (iii) 3,473,091 shares of Class A common stock held directly by GC Holdings Investors LLC, and (iv) 3,015,414 shares of Class A common stock held by The RWS 2006 Family Trust. Mr. Parafestas expressly disclaims beneficial ownership of the shares held by each of Promerica Capital LLC, GC Holdings Investors LLC and The RWS 2006 Family Trust.
(3)	Based on 77,877,494 shares of Class A common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 31, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Argonaut 22 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 13,708,219
	7	sole dispositive power 0
	8	shared dispositive power 13,708,219
9	aggregate amount beneficially owned by each reporting person 13,708,219
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 17.6% (1)
12	type of reporting person (See Instructions) OO

(1)	Based on 77,877,494 shares of Class A common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 31, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Spinnaker Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 13,708,219
	7	sole dispositive power 0
	8	shared dispositive power 13,708,219
9	aggregate amount beneficially owned by each reporting person 13,708,219
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 17.6% (1)
12	type of reporting person (See Instructions) OO

(1)	Based on 77,877,494 shares of Class A common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 31, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Promerica Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 4,126,007
	7	sole dispositive power 0
	8	shared dispositive power 4,126,007
9	aggregate amount beneficially owned by each reporting person 4,126,007
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 5.3% (1)
12	type of reporting person (See Instructions) OO

(1)	Based on 77,877,494 shares of Class A common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 31, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Promerica Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 4,126,007
	7	sole dispositive power 0
	8	shared dispositive power 4,126,007
9	aggregate amount beneficially owned by each reporting person 4,126,007
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 5.3% (1)
12	type of reporting person (See Instructions) CO

(1)	Based on 77,877,494 shares of Class A common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 31, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GC Holdings Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 3,473,091
	7	sole dispositive power 0
	8	shared dispositive power 3,473,091
9	aggregate amount beneficially owned by each reporting person 3,473,091
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 4.5% (1)
12	type of reporting person (See Instructions) OO

(1)	Based on 77,877,494 shares of Class A common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 31, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Gore Creek LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 3,473,091
	7	sole dispositive power 0
	8	shared dispositive power 3,473,091
9	aggregate amount beneficially owned by each reporting person 3,473,091
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 4.5% (1)
12	type of reporting person (See Instructions) OO

(1)	Based on 77,877,494 shares of Class A common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 31, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The RWS 2006 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 3,015,414
	7	sole dispositive power 0
	8	shared dispositive power 3,015,414
9	aggregate amount beneficially owned by each reporting person 3,015,414
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 3.9% (1)
12	type of reporting person (See Instructions) OO

(1)	Based on 77,877,494 shares of Class A common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 31, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). John J. Prior Jr. , as co-trustee of The RWS 2006 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 3,015,414
	7	sole dispositive power 0
	8	shared dispositive power 3,015,414
9	aggregate amount beneficially owned by each reporting person 3,015,414
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 3.9% (1)
12	type of reporting person (See Instructions) OO

(1)	Based on 77,877,494 shares of Class A common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 31, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Nancy B. Peretsman, as co-trustee of The RWS 2006 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 3,015,414
	7	sole dispositive power 0
	8	shared dispositive power 3,015,414
9	aggregate amount beneficially owned by each reporting person 3,015,414
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 3.9% (1)
12	type of reporting person (See Instructions) OO

(1)	Based on 77,877,494 shares of Class A common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 31, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

Item 1.	(a)	Name of Issuer

CarGurus, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

2 Canal Park, 4th Floor
Cambridge, Massachusetts 02141

Item 2.	(a)	Name of Person Filing

This Schedule 13G is filed on behalf of each of (i) Anastasios Parafestas, a director of the Issuer, a direct and indirect holder of Issuer securities, (ii) Argonaut 22 LLC, a direct holder of Issuer securities, (iii) Spinnaker Capital LLC, the Managing Member of Argonaut 22 LLC, (iv) Promerica Capital LLC, a direct holder of Issuer securities, (v) Promerica Inc., the Manager of Promerica Capital LLC, (vi) GC Holdings Investors LLC, a direct holder of Issuer securities, (vii) Gore Creek LLC, the Manager of GC Holdings Investors LLC, (viii) the RWS 2006 Family Trust, a direct holder of issuer securities, (ix) John, J. Prior Jr., a co-trustee of The RWS 2006 Family Trust, and (x) Nancy B. Peretsman, a co-trustee of The RWS 2006 Family Trust, (vii), (collectively, the “Reporting Persons”).

Anastasios Parafestas is the Sole Manager and Member of Spinnaker Capital LLC, the Executive Vice President of Promerica Inc. and the Manager of Gore Creek LLC and has voting and investment power with respect to the shares held by each of Argonaut 22 LLC, Spinnaker Capital LLC and Promerica Capital LLC.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit A.

(b)	Address of Principal Business Office or, if none, Residence

The principal business address for Mr. Parafestas, Mr. Prior and Ms. Peretsman is One Joy Street, Boston, Massachusetts 02108.

The principal business address for each of Argonaut 22 LLC, Spinnaker Capital LLC, Promerica Capital LLC, Promerica Inc., GC Holdings Investors LLC, Gore Creek LLC and the RWS 2006 Family Trust is One Joy Street, Boston, Massachusetts 02108.

(c)	Citizenship

Mr. Parafestas, Mr. Prior and Ms. Peretsman are citizens of the United States of America.

Argonaut 22 LLC is a Delaware limited liability company.

Spinnaker Capital LLC is a Delaware limited liability company.

Promerica Capital LLC is a Delaware limited liability company.

Promerica Inc. is a Delaware corporation.

GC Holdings Investors LLC is a Delaware limited liability company.

Gore Creek LLC is a Delaware limited liability company.

The RWS 2006 Family Trust is a trust established in the State of New York.

(d)	Title of Class of Securities

Class A common stock, par value $0.001 per share

(e)	CUSIP Number

141788109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons ownership is as follows:

Reporting Person	Amount of Class A common stock
Anastasios Parafestas	24,322,731
Argonaut 22 LLC	13,708,219
Spinnaker Capital LLC	13,708,219
Promerica Capital LLC	4,126,007
Promerica Inc.	4,126,007
GC Holdings Investors LLC	3,473,091
Gore Creek LLC	3,473,091
The RWS 2006 Family Trust	3,015,414
John J. Prior, Jr., as co-trustee for the RWS 2006 Family Trust	3,015,414
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	3,015,414

Anastasios Parafestas’ holdings include (i) 100,000 shares of Class A common stock and 200,000 shares of Class B common stock, each of which is convertible on a one-to-one basis into shares of Class A common stock at any time at the election of Mr. Parafestas, held directly by

Mr. Parafestas, (ii) 13,708,219 shares of Class A common stock held directly by Argonaut 22 LLC, over which Mr. Parafestas has voting and investment power as Sole Manager and Member of Argonaut 22 LLC’s Managing Member, (iii) 4,126,007 shares of Class A common stock held directly by Promerica Capital LLC, over which Mr. Parafestas has voting and investment power as Executive Vice President of the Manager of Promerica Capital LLC, (iv) 3,473,091 shares of Class A common stock held directly by GC Holdings Investors LLC, over which Mr. Parafestas has voting and investment power as Manager of the Manager of GC Holdings Investors LLC, and (v) 3,015,414 shares held by The RWS 2006 Family Trust, of which Mr. Parafestas is a co-trustee.

Spinnaker Capital LLC is the Managing Member of Argonaut 22 LLC, and Mr. Parafestas is the Sole Manager and Member of Spinnaker Capital LLC, and each therefore indirectly beneficially holds the 13,708,219 shares held directly by Argonaut 22 LLC.

Promerica Inc. is the Manager of Promerica Capital LLC, and Mr. Parafestas is the Executive Vice President of Promerica Inc., and each therefore has voting and investment power with respect to the 4,126,007 shares held directly by Promerica Capital LLC. Mr. Parafestas expressly disclaims beneficial ownership of the shares held by Promerica Capital LLC.

Gore Creek LLC is the Manager of GC Holdings Investors LLC, and Mr. Parafestas is the Manager of Gore Creek LLC, and each therefore has voting and investment power with respect to the 4,126,007 shares held directly by GC Holdings Investors LLC. Mr. Parafestas expressly disclaims beneficial ownership of the shares held by GC Holdings Investors LLC.

Each of Mr. Parafestas, Mr. Prior and Ms. Peretsman are co-trustees of The RWS 2006 Family Trust. Neither Mr. Parafestas nor Mr. Prior are beneficiaries of The RWS 2006 Family Trust and each expressly disclaims beneficial ownership of the shares held by The RWS 2006 Family Trust.

(b)	Percent of class:

The Reporting Persons ownership is as follows:

Reporting Person	Percentage of Class A common stock beneficially owned
Anastasios Parafestas	27.6%
Argonaut 22 LLC	17.6%
Spinnaker Capital LLC	17.6%
Promerica Capital LLC	5.3%
Promerica Inc.	5.3%
GC Holdings Investors LLC	4.5%
Gore Creek LLC	4.5%
The RWS 2006 Family Trust	3.9%
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	3.9%
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	3.9%

The percentage amount for the Reporting Persons is based on 77,877,494 shares of Class A common stock outstanding as of October 31, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 31, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

Shares of Class B common stock are convertible into shares of Class A common stock at any time at the option of the Reporting Person, with prior notice to the Issuer, on a one-for-one basis. The percentage of beneficial ownership assumes the conversion of all of the shares of Class B common stock held by the Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Reporting Person	Amount of Class A common stock
Anastasios Parafestas	300,000
Argonaut 22 LLC	0
Spinnaker Capital LLC	0
Promerica Capital LLC	0
Promerica Inc.	0
GC Holdings Investors LLC	0
Gore Creek LLC	0
The RWS 2006 Family Trust	0
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	0
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	0

(ii)	Shared power to vote or to direct the vote:

Reporting Person	Amount of Class A common stock
Anastasios Parafestas	24,322,731
Argonaut 22 LLC	13,708,219
Spinnaker Capital LLC	13,708,219
Promerica Capital LLC	4,126,007
Promerica Inc.	4,126,007
GC Holdings Investors LLC	3,473,091
Gore Creek LLC	3,473,091
The RWS 2006 Family Trust	3,015,414
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	3,015,414
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	3,015,414

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Amount of Class A common stock
Anastasios Parafestas	300,000
Argonaut 22 LLC	0
Spinnaker Capital LLC	0
Promerica Capital LLC	0
Promerica Inc.	0
GC Holdings Investors LLC	0
Gore Creek LLC	0
The RWS 2006 Family Trust	0
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	0
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	0

(iv)	Shared power to dispose or to direct the disposition of:

Reporting Person	Amount of Class A common stock
Anastasios Parafestas	24,322,731
Argonaut 22 LLC	13,708,219
Spinnaker Capital LLC	13,708,219
Promerica Capital LLC	4,126,007
Promerica Inc.	4,126,007
GC Holdings Investors LLC	3,473,091
Gore Creek LLC	3,473,091
The RWS 2006 Family Trust	3,015,414
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	3,015,414
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	3,015,414

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Promerica Inc., as Manager of Promerica Capital LLC, and Anastasios Parafestas, as Executive Vice President of Promerica Inc., have all voting and investment power with respect to the shares held by Promerica Capital LLC. However, Promerica L.P., as the sole member of Promerica Capital LLC, and Peter Nicholas, as the general partner of Promerica L.P. and the sole shareholder of Promerica Inc., have the ability to remove Promerica Inc. as Manager and therefore, may share indirect beneficial ownership of the shares held directly by Promerica Capital LLC to this extent and may have the right to receive or direct dividends with respect to such shares.

Gore Creek LLC, as Manager of GC Holdings Investors LLC, and Anastasios Parafestas, as Manager of Gore Creek LLC, have all voting and investment power with respect to the shares held by GC Holdings Investors LLC. However, Gore Creek Trust, as the sole member of GC Holdings Investors LLC, and its co-trustees, have the ability to remove Gore Creek LLC as Manager and therefore, may share indirect beneficial ownership of the shares held directly by GC Holdings Investors LLC to this extent and may have the right to receive or direct dividends with respect to such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

ANASTASIOS PARAFESTAS

/s/ Anastasios Parafestas
Anastasios Parafestas

ARGONAUT 22 LLC
By: Spinnaker Capital LLC, its Manager

/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Managing Member

SPINNAKER CAPITAL LLC

/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Managing Member

PROMERICA CAPITAL LLC
By: Promerica, Inc., its Manager

/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Executive Vice President

PROMERICA, INC.

/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Executive Vice President

GC HOLDINGS INVESTORS LLC
By: Gore Creek LLC, its Manager

/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Manager

GORE CREEK LLC

/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Manager

THE RWS 2006 FAMILY TRUST

By:	/s/ Nancy B. Peretsman
Name:	Nancy B. Peretsman
Title:	Co-Trustee

By:	/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Co-Trustee

By:	/s/ John J. Prior Jr.
Name:	John J. Prior Jr.
Title:	Co-Trustee

JOHN J. PRIOR JR., as co-trustee of the RWS 2006 Family Trust

/s/ John J. Prior Jr.

NANCY B. PERETSMAN, as co-trustee of the RWS 2006 Family Trust

/s/ Nancy B. Peretsman

SCHEDULE A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

This Joint Filing Agreement, dated as of February 14, 2018, is by and among each of the undersigned (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of Common Stock, $0.001 par value per share, of CarGurus, Inc. that may be beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice (or such lesser period of notice as the Filers may mutually agree) to the other party.

Executed and delivered as of the date first above written.

ANASTASIOS PARAFESTAS

/s/ Anastasios Parafestas
Anastasios Parafestas

ARGONAUT 22 LLC
By: Spinnaker Capital LLC, its Manager

/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Managing Member

SPINNAKER CAPITAL LLC

/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Managing Member

PROMERICA CAPITAL LLC
By: Promerica, Inc., its Manager

/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Executive Vice President

PROMERICA, INC.

/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Executive Vice President

GC HOLDINGS INVESTORS LLC
By: Gore Creek LLC, its Manager

/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Manager

GORE CREEK LLC

/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Manager

THE RWS 2006 FAMILY TRUST

By:	/s/ Nancy B. Peretsman
Name:	Nancy B. Peretsman
Title:	Co-Trustee

By:	/s/ Anastasios Parafestas
Name:	Anastasios Parafestas
Title:	Co-Trustee

By:	/s/ John J. Prior Jr.
Name:	John J. Prior Jr.
Title:	Co-Trustee

JOHN J. PRIOR JR., as co-trustee of the RWS 2006 Family Trust

/s/ John J. Prior Jr.

NANCY B. PERETSMAN, as co-trustee of the RWS 2006 Family Trust

/s/ Nancy B. Peretsman